11 December 2002

02 DEC 23 AM 11: 14

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02060706

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/2/03

11 December 2002

Interim Results for the six months to 30 September 2002

SOLID PERFORMANCE FROM SEVERN TRENT WATER

LEADERSHIP POSITIONS IN WASTE AND ANALYTICAL SERVICES

Financial and operating highlights

Group

- Profit after interest, before goodwill amortisation, exceptional items and tax up 1.2% to £131.8m (£130.2m), but boosted by rephasing
- Turnover up 1.0% to £906.0m (£896.7m)
- PBITA before exceptional items down 0.3% to £210.0m (£210.6m)
- Adjusted EPS down 6.2% to 30.3p (32.3p)
- Half year dividend 17.34p (17.34p)
- Dividend policy enhanced
- First half reduction in net debt of £32m
- Net debt £2,380m (£2,329m); interest costs lower

Severn Trent Water

- Turnover up 2.2% to £456.8m (£447.0m)
- PBIT up 1.3% to £171.4m (£169.2m)
- Continued Opex and Capex outperformance, though cost pressures continuing
- New eco-tariffs and billing changes have "brought forward" £4m of turnover and profit from the second half to the first half - no impact on full year profits
- £169m invested; AMP3 regulatory outputs on track

Biffa

- Turnover up 2.1% to £257.6m (£252.4m)
- PBITA down 3.6% to £34.4m (£35.7m), but no profit contribution from foot-and-mouth in 2002/03
- Solid performance in difficult UK market conditions; well positioned to capitalise on market developments
- Biffa is UK's largest supplier of integrated waste management services

Services

- Turnover up 0.8% to £190.7m (£189.1m)
- PBITA before exceptional items down 13.3% to £15.7m (£18.1m) given the continuing weak economic environment
- Exceptional charge of £41.4m for impairment
- Analytical services performed well with organic PBITA growth of approximately 5%; cost reductions implemented in water purification and operating services
- Market leader in analytical services in US and UK

David Arculus, Chairman, Severn Trent Plc, said:

"The Board considers that the Group's overall performance for the first half year is broadly consistent with market expectations for the Group's 2002/03 full year profit after interest but before goodwill amortisation, exceptional items and tax."

"From the year 1999/2000 the Board established a base full year dividend of 45.0p. The Board has now decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/02)."

"The Board has declared a half year dividend of 17.34p per share."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"I am pleased to report satisfactory performance overall across the Group, with profit after interest but before goodwill amortisation, exceptional items and tax ahead by 1.2% compared to the first half of last year."

"Our three principal businesses have all done well given difficult market conditions. Severn Trent Water has once again out-performed its regulatory targets, although this was offset by ongoing cost pressures. Biffa in the UK, and Severn Trent Laboratories in both the US and the UK, have consolidated their leadership positions and competitively are in robust shape."

"The initial stages of the next water pricing review are now underway and are starting in a more constructive and positive atmosphere than previously. It is important that the process is managed in an open and transparent manner, that all parties recognise the need to maintain the quality of the water and sewerage infrastructure and that the industry can provide an adequate return to investors."

"Severn Trent Water is expected to continue to outperform its regulatory targets for gross operating cost efficiencies, but offsetting cost pressures will also continue. While the markets for Biffa and Services are expected to remain difficult into the second half of the financial year, the strength of their market positions in waste in the UK and analytical services in both the US and the UK should provide platforms for future growth when the economic climate improves."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Perelman Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310

Julian Wais Head of Investor Relations	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4295
Simon Holberton or Mike Smith	Brunswick Group Ltd	020 7404 5959

Chairman's statement

Overall, the Group's performance has been satisfactory. While boosted by the rephasing of turnover and profit in Severn Trent Water, the Group's profit after interest but before goodwill amortisation, exceptional items and tax increased by 1.2% to £131.8m. Severn Trent Water has continued to outperform its regulatory targets for gross operating cost efficiencies although there have been offsetting cost pressures. Severn Trent Water's profit before interest and tax at £171.4m was 1.3% above the prior half year; this is a commendable performance in a half year where prices have been broadly unchanged. Biffa has delivered a solid performance, however its results reflect a weaker UK waste market and the absence of any profit from foot-and-mouth in 2002/03. Although Services has continued to be impacted by the difficult economic environment, analytical services performed well with organic PBITA growth of approximately 5%. There is an exceptional charge of £41.4m in the half year, representing a write down for impairment in the net book value of some businesses within Services.

The Group's strategy continues to be to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business. Management aims to build on the Group's leadership positions of Biffa in the UK waste market and of analytical services in both the US and the UK, with Severn Trent Water continuing to outperform is regulatory targets.

Severn Trent is committed to achieving exacting environmental standards within its operations. This is both a pre-requisite for establishing the Group's credentials as a leading supplier of environmental services and a driver of shareholder value.

For the second year running Severn Trent was named as the leading utility in the Dow Jones Sustainability Index which rates companies' social and environmental activity alongside their economic performance.

Group Results

Group turnover was £906.0m, an increase of 1.0%. Turnover from water and sewerage increased by £9.8m to £456.8m, while in the non-regulated businesses turnover increased by £4.5m to £493.6m.

Group profit before goodwill amortisation, interest, exceptional items and tax was down by 0.3% to £210.0m.

The contribution to the Group from the non-regulated businesses was 51.9% (52.2%) of turnover and 22.4% (22.3%) of profit before goodwill amortisation, interest, exceptional items and tax.

After interest charges of £78.2m (£80.4m), Group profit before goodwill amortisation, exceptional items and tax was £131.8m, an increase of 1.2%.

Goodwill amortisation was £13.3m (£12.4m). Group profit after goodwill amortisation and interest but before exceptional items and tax was £118.5m (£117.8m).

There was an exceptional charge of £41.4m, representing a write down for impairment in the net book value of businesses within Services (previous half year net exceptional charge of £13.5m). The charge for impairment has no impact on cash flows. The charge for current tax was £14.2m (£7.1m), an effective rate of 12.0% (6.0%) on profit after goodwill amortisation and interest but before exceptional items and tax. The deferred tax charge was £28.8m (£34.1m).

Basic earnings per share were 9.8p (18.4p). Adjusted basic earnings per share (before exceptional items and deferred tax) were 30.3p (32.3p).

In the half year, net debt was reduced by £32m. Net debt at 30 September 2002 was £2,380 m (£2,329m). Gearing, reflecting the provision for deferred tax, was 106%. The Group's net interest charge was covered 4.5 times (4.4 times) by profit before depreciation, goodwill amortisation, interest, tax and exceptional items.

Dividend

From the year 1999/2000 the Board established a base full year dividend of 45.0p. The Board has decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/02).

The Board has declared a half year dividend of 17.34p per share (17.34p) to be paid on 7 April 2003.

Operational Review

In this Operational Review, PBITA is profit before goodwill amortisation, interest, exceptional items and tax and sales margins are based on PBITA.

Water and sewerage

Turnover from water and sewerage increased by 2.2% to £456.8m. Profit before interest and tax was up by 1.3% to £171.4m. This is a commendable performance in a half year where prices were broadly flat given the low RPI (0.9%) and the "K" of minus one percent.

The introduction this year of new eco-tariffs combined with billing changes, has resulted in approximately £4m of Severn Trent Water's turnover and profit being "brought forward" from the second half to the first half. The structure of the new eco-tariffs result in large industrial and commercial customers being charged higher amounts for summer consumption but compensating lower charges apply in winter. Thus, the impact of these changes should reverse in the second half and hence not affect turnover or profit for the full year. These changes have unduly flattered the comparison of turnover and profit for the first half of 2002/03 with the first half of 2001/02.

Direct operating costs (excluding corporate management charges) of Severn Trent Water were £171.3m, a reduction in real terms of £2.0m, or 1.2%. Excluding the impact of inflation, gross operating cost efficiencies in the first half of 2002/03 amounted to £8.4m, a reduction in operating costs of 4.9% compared to the previous half year. However, these efficiencies were offset by cost pressures of £6.4m.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies have amounted to £55m, offset by cost pressures amounting to £42m. The £55m of gross operating cost efficiencies is £15m ahead of the OFWAT target. By the end of AMP3, gross operating efficiencies are expected to amount to around £75m although there will be offsetting cost pressures.

Severn Trent Water also continued to deliver efficiencies against the approximate £2 billion investment programme for the five-year period 2000/01 to 2004/05. For completed capital schemes in AMP3 to date, average capex efficiencies of around 7% have been achieved against the OFWAT targets. In the half year, £169m was invested; the full year amount is expected to be approximately £420m. The delivery of the AMP3 regulatory outputs is on track.

This year's investment programme mainly consists of a large number of small schemes and includes the completion of a programme to install cryptosporidium treatment at many water treatment works. The company has also started several schemes, for example in Stoke and Birmingham, which will improve urban drainage and reduce water pollution.

In light of cost pressures, an application has been made to OFWAT for an Interim Determination of K (an "IDOK"). Since the draft determination, which proposed not to increase pricing, was published in November, Severn Trent has continued to press its case with OFWAT. OFWAT is expected to announce its final determination of the IDOK application shortly.

The processes leading to the AMP4 pricing review have now commenced. It is important that these processes are conducted in an open and transparent manner, recognise the need to maintain the quality of the water and sewerage infrastructure and provide an adequate return to investors. Climate change makes the management of water resources a key topic for AMP4. The water and sewerage systems need further significant investment to cope with the increased variability in both supply and demand that are expected to occur.

OFWAT has recently published its initial consultative framework document on AMP4. Severn Trent welcomes the confirmation in this document that the notice period for its licence has now been extended to 25 years.

Severn Trent Utility Services has been awarded preferred bidder status to form a joint venture with Solihull Metropolitan Borough Council as a vehicle for the delivery of various council services.

Waste management

Waste management's turnover increased by 2.1% to £257.6m. However, PBITA reduced by 3.6% to £34.4m, reflecting the absence of any profit from foot-and-mouth in 2002/03. Biffa continues to deliver good overall sales margins of 13.4% (14.1%), reflecting the synergies that have been secured from the successful acquisition and integration of UK Waste.

Biffa has delivered a solid performance in difficult market conditions. The UK waste market has been impacted by the economic environment, particularly in the industrial/commercial sector which is the largest segment of the waste market. This impact is felt across all of Biffa's UK divisions. Biffa's activities in the other market segments of municipal, pre-treatment and electricity generation have performed well.

Biffa is the largest supplier of integrated waste management services in the UK. Its position as an integrated supplier – with collection, landfill and special waste capabilities – offers a competitive advantage in terms of helping industrial/commercial customers meet their legislative targets and helping municipal authorities with the implications of the Government's waste strategy. As part of this strategy, Biffa is expanding its pre-treatment capabilities within the collection division to be able to pre-sort and segregate industrial and commercial waste streams.

In addition, Biffa is targeting an increasing number of tenders for integrated municipal waste services, as local authorities seek to meet the demands placed upon them by the introduction of the Landfill Directive. In this context, Biffa's experience and demonstrated success on the Isle of Wight has proved valuable. Biffa has recently been chosen as the preferred bidder for the Leicester City Council contract. This is a twenty five year contract which is expected to commence in 2004.

Turnover for Biffa in the UK increased by 0.4% to £231.5m.

Collection turnover in the UK increased to £134.9m (£132.4m). Although there has been some reduction in industrial/commercial volumes, municipal contracts and pre-treatment activities have performed well. Industrial/commercial volumes within collection were down by around 3% while sales margins fell slightly from 16.8% to 16.5%. The collection division contributed a PBITA of £22.3m (£22.3m).

During the first half, collection implemented a major IT project which uses mobile phone and web technology to both improve fleet efficiency and deliver enhanced customer service.

Landfill turnover in the UK fell by 5.3% to £74.4m. Landfill volumes reduced by around 7%, with lower industrial/commercial volumes being a significant contributor to this reduction. Excluding closed sites, landfill volumes were down by approximately 3%. Average unit revenues (excluding the impact of foot-and-mouth) were up by around 2%. PBITA from the landfill division was £15.0m (£17.1m). Sales margins of 20.2% were down on last year (21.8%).

Biffa has been successful in obtaining planning consents for approximately 8m cubic metres of void space on four existing landfill sites. In addition, Biffa opened a new

landfill site at Skelton Grange near Leeds (the first Biffa site under the new IPPC regulations) to replace Howley Park, which was closed.

The special waste division in the UK, which includes the important power generation activity, delivered a 13.3% increase in turnover to £22.2m and contributed PBITA of £2.4m (£3.0m). The sales margins have reduced to 10.8% (15.3%) reflecting the very competitive state of the special waste market. In particular, this is a result of the cost pressures in the manufacturing sector which is the main customer for special waste services. Biffa currently has interests in approximately 77MW of electricity generation in the UK (including from Biffa sites leased to third parties).

Special waste has developed a range of treatment solutions for hazardous waste streams, and is seeking to expand these ahead of the 2004 deadline requiring hazardous waste streams to be pre-treated before final disposal in a landfill site.

In Belgium, turnover increased by 19.7% to £26.1m. The improving trends noted in the second half of 2001/02 have continued into the current year. Biffa Belgium increased its PBITA to £1.3m (£0.3m).

Services

Services' turnover increased by 0.8% to £190.7m. PBITA fell by 13.3% to £15.7m. In addition, there was an exceptional charge of £41.4m, representing a write down for impairment in the net book value of water purification and operating services (principally in pipeline services). The charge for impairment has no impact on cash flows. Excluding the impact of exchange rates, services turnover increased by 5.1% and PBITA fell by 11.6%.

The USA is both the division's base and its largest market; some 83% of services' turnover arose in the USA. Overall, services' PBITA in 2002/03 continued to be adversely affected by the continuing weak economic environment.

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into services' results, the sales margin reduced to 5.7% (7.3%).

Analytical services, the largest business, performed well, with turnover increasing by 3.7% to £88.6m; turnover in the USA grew by 4.6% excluding the impact of exchange rates. The business has responded well to a challenging market, seeking new areas to counter softness in traditional sectors and representation in new geographic territories. In addition, new areas of work have been secured at higher margins. The business has delivered organic PBITA growth of approximately 5%. Analytical services is the market leader in both the USA and the UK.

Water purification's turnover decreased by 9.2% to £39.3m, and its PBITA performance reflected its difficult market place. The water purification business is a market leader in the USA in disinfection services where the market has been relatively better than in filtration. In the half year, disinfection turnover arising in the USA was up by approximately 10% (measured in US$).

Turnover in operating services increased by 4.0% to £62.8m. Performance was mixed, with contract operations proving, as would be expected, to be more resilient to the economic conditions than pipeline services. Contract operations delivered organic turnover growth of around 9%. Operating services also includes the results of Severn Trent Water International and Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders. Associated undertakings contributed £4.8m (£4.3m) of PBITA to the results of operating services.

Although market conditions have been difficult, the overall performance of water purification and pipeline services has not been satisfactory. Cost reductions have been implemented but it is important that further improvements are made. The aim must be to deliver value for Severn Trent shareholders.

Systems

Total turnover for systems reduced to £28.5m (£31.6m). The systems business generated PBITA of £0.5m (loss of £5.0m).

As previously described, Severn Trent Systems has experienced problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. £25.0m was recognised as an exceptional charge in the full year 2001/02 to cover the anticipated total costs of completing these loss-making contracts. Significant progress has been made in resolving these problems, but discussions are continuing.

Property, Engineering Consultancy and Insurance

Total turnover from these businesses in the year was £16.8m (£16.0m) generating a loss before interest and tax of £1.1m (loss of £0.1m).

Severn Trent Property's two largest developments are the Daventry International Rail Freight Terminal and the Thorpe Park business park near Leeds. Charles Haswell & Partners is an engineering design consultancy. Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent Group companies.

Supplementary Information

For supplementary information, including the Group's presentation to analysts, see the Severn Trent web site at www.severntrent.com.

Outlook

Severn Trent Water is expected to continue to outperform its regulatory targets for gross operating cost efficiencies, but offsetting cost pressures will also continue. While the markets for Biffa and Services are expected to remain difficult into the second half of the financial year, the strength of their market positions in waste in the UK and analytical services in both the US and the UK should provide platforms for future growth when the economic climate improves.

The Board considers that the Group's overall performance for the first half year is broadly consistent with market expectations for the Group's 2002/03 full year profit after interest but before goodwill amortisation, exceptional items and tax.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2002

	Notes	**Unaudited 6 months to 30 Sept 2002 £m**	Unaudited 6 months to 30 Sept 2001 £m	Audited Year ended 31 Mar 2002 £m
Turnover: group and share of joint ventures		**908.1**	899.1	1,799.1
Less: share of joint ventures' turnover		**(2.1)**	(2.4)	(4.8)
Turnover	2	**906.0**	896.7	1,794.3
Operating costs before goodwill amortisation and exceptional costs		**(701.1)**	(690.9)	(1,385.4)
Goodwill amortisation		**(13.3)**	(12.4)	(26.5)
Exceptional impairment of fixed assets	3	**(41.4)**	-	-
Exceptional contract costs	3	**-**	(21.5)	(25.0)
Total operating costs		**(755.8)**	(724.8)	(1,436.9)
Operating profit		**150.2**	171.9	357.4
Share of operating profit of joint ventures and associates		**5.1**	4.8	9.9
Exceptional profit on disposal of business	3	**-**	8.0	8.0
Profit before interest, goodwill amortisation and exceptional items	2	**210.0**	210.6	418.8
Goodwill amortisation	2	**(13.3)**	(12.4)	(26.5)
Profit before interest and exceptional items	2	**196.7**	198.2	392.3
Exceptional costs	2	**(41.4)**	(21.5)	(25.0)
Exceptional profits	2	**-**	8.0	8.0
Profit before interest	2	**155.3**	184.7	375.3
Net interest payable		**(78.2)**	(80.4)	(159.0)
Profit after interest before goodwill amortisation and exceptional items		**131.8**	130.2	259.8
Goodwill amortisation		**(13.3)**	(12.4)	(26.5)
Profit after interest before exceptional items		**118.5**	117.8	233.3
Exceptional items	2	**(41.4)**	(13.5)	(17.0)
Profit on ordinary activities before taxation		**77.1**	104.3	216.3
Taxation on profit on ordinary activities				
- current tax	4	**(14.2)**	(7.1)	(16.1)
- deferred tax	4	**(28.8)**	(34.1)	(42.3)
Total taxation	4	**(43.0)**	(41.2)	(58.4)
Profit on ordinary activities after taxation		**34.1**	63.1	157.9
Equity minority interests		**(0.3)**	(0.1)	(0.6)
Profit for the financial period		**33.8**	63.0	157.3
Dividends	6	**(59.6)**	(59.5)	(157.6)
Retained (loss)/profit		**(25.8)**	3.5	(0.3)
Earnings per share (pence)				
Basic	5	**9.8**	18.4	45.9
Diluted	5	**9.8**	18.3	45.7
Adjusted basic before exceptional items and deferred tax	5	**30.3**	32.3	63.2
Adjusted diluted before exceptional items and deferred tax	5	**30.2**	32.1	62.9

There is no difference between the profit on ordinary activities before taxation and the retained profit/loss for the financial periods stated above, and their historical cost equivalent. All items dealt with in arriving at operating profit relate to continuing activities.

Group balance sheet
At 30 September 2002

	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m
Fixed assets			
Intangible assets - goodwill	**416.7**	450.8	474.8
Tangible assets	**4,918.3**	4,815.7	4,891.8
Investments in joint ventures:			
Share of gross assets	**4.5**	7.1	6.0
Share of gross liabilities	**(3.7)**	(5.4)	(4.6)
Loans to joint ventures	**4.2**	2.7	4.7
	5.0	4.4	6.1
Investments in associates	**17.1**	17.8	17.3
Other investments	**5.6**	3.7	5.7
Total Investments	**27.7**	25.9	29.1
	5,362.7	5,292.4	5,395.7
Current assets			
Stocks	**101.9**	97.3	97.2
Debtors	**420.4**	427.0	390.5
Short-term deposits	**42.2**	73.7	19.1
Cash at bank and in hand	**36.7**	13.1	28.9
	601.2	611.1	535.7
Creditors: amounts falling due within one year	**(1,213.8)**	(1,106.5)	(1,112.8)
Net current liabilities	**(612.6)**	(495.4)	(577.1)
Total assets less current liabilities	**4,750.1**	4,797.0	4,818.6
Creditors: amounts falling due after more than one year	**(1,995.4)**	(2,038.5)	(2,042.8)
Provisions for liabilities and charges	**(502.3)**	(466.3)	(480.4)
Net assets	**2,252.4**	2,292.2	2,295.4
Capital and reserves			
Called up share capital	**224.4**	224.0	224.0
Share premium account	**28.3**	24.1	24.4
Capital redemption reserve	**156.1**	156.1	156.1
Profit and loss account	**1,841.8**	1,886.7	1,889.5
Total equity shareholders' funds	**2,250.6**	2,290.9	2,294.0
Minority shareholders' interest (equity)	**1.8**	1.3	1.4
	2,252.4	2,292.2	2,295.4

Group cash flow statement
Six months ended 30 September 2002

	Notes	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m	Audited 31 Mar 2002 £m
Net cash inflow from operating activities	9		**374.3**		347.6		665.5
Dividends received from associates and joint ventures			**1.4**		1.2		1.2
Returns on investments and servicing of finance			**(77.0)**		(70.7)		(144.9)
Taxation			**(4.9)**		(6.8)		(6.7)
Capital expenditure and financial investment			**(204.3)**		(159.5)		(352.1)
Acquisitions and disposals			**(9.8)**		17.0		-
Equity dividends paid			**(59.4)**		(58.2)		(154.1)
Net cash inflow before use of liquid resources and financing			**20.3**		70.6		8.9
Management of liquid resources			**(23.0)**		7.3		62.0
Financing							
Increase/(decrease) in debt		**5.2**		(107.1)		(81.5)	
Issue of shares		**3.0**		3.4		3.4	
			8.2		(103.7)		(78.1)
Increase/(decrease) in cash			**5.5**		(25.8)		(7.2)

Reconciliation of net cash flow to movement in net debt	Notes	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m
Increase/(decrease) in cash (as above)		**5.5**	(25.8)	(7.2)
Cash flow from movement in net debt and financing		**(5.2)**	107.1	81.5
Cash flow from movement in liquid resources		**23.0**	(7.3)	(62.0)
Change in net debt resulting from cash flows		**23.3**	74.0	12.3
Net debt assumed with acquisitions		**-**		(8.7)
Movement in rolled up interest on finance leases		**0.8**	7.4	(2.2)
Currency translation differences		**5.1**	0.3	(0.7)
Other non cash items		**2.4**	(0.5)	(1.9)
Decrease/(increase) in net debt		**31.6**	81.2	(1.2)
Opening net debt		**(2,411.7)**	(2,410.5)	(2,410.5)
Closing net debt	8	**(2,380.1)**	(2,329.3)	(2,411.7)

Statement of total recognised gains and losses
Six months ended 30 September 2002

	Unaudited 30 Sept 2002	Unaudited 30 Sept 2001	Audited 31 March 2002
	£m	£m	£m
Profit for the financial period			
- group	**32.7**	62.0	155.7
- joint ventures	**0.2**	0.4	0.6
- associates	**0.9**	0.6	1.0
Total profit for the financial period	**33.8**	63.0	157.3
Currency translation differences	**(20.6)**	(9.0)	(1.4)
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)	-	-	(0.7)
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998	-	3.1	3.1
Total recognised gains and losses for the period	**13.2**	57.1	158.3

Reconciliation of movements in shareholders' funds
Six months ended 30 September 2002

	Unaudited 30 Sept 2002	Unaudited 30 Sept 2001	Audited 31 Mar 2002
	£m	£m	£m
Profit for the financial period	**33.8**	63.0	157.3
Dividends	**(59.6)**	(59.5)	(157.6)
	(25.8)	3.5	(0.3)
Other recognised gains and losses relating to the period	**(20.6)**	(5.9)	1.0
Shares issued	**3.0**	3.4	3.4
Net (reduction in)/addition to shareholders' funds	**(43.4)**	1.0	4.1
Opening shareholders' funds	**2,294.0**	2,289.9	2,289.9
Closing shareholders' funds	**2,250.6**	2,290.9	2,294.0

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2002 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2002, as set out in the financial statements of the group.

The comparative figures for the year ended 31 March 2002 and other financial information contained therein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2002, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe		Group	
	2002	2001	2002	2001	2002	2001
Six months ended 30 September	£m	£m	£m	£m	£m	£m
Group turnover						
Water and sewerage	**456.8**	447.0	**-**	-	**456.8**	447.0
Waste management	**231.5**	230.6	**26.1**	21.8	**257.6**	252.4
Services	**25.9**	20.8	**164.8**	168.3	**190.7**	189.1
Systems	**24.9**	26.9	**3.6**	4.7	**28.5**	31.6
Property, Engineering consultancy and Insurance	**16.8**	16.0	**-**	-	**16.8**	16.0
Inter segment trading	**(44.2)**	(39.4)	**(0.2)**	-	**(44.4)**	(39.4)
	711.7	701.9	**194.3**	194.8	**906.0**	896.7
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**33.1**	35.4	**1.3**	0.3	**34.4**	35.7
Services	**1.3**	0.1	**14.4**	18.0	**15.7**	18.1
Systems	**0.8**	1.4	**(0.3)**	(6.4)	**0.5**	(5.0)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	194.6	198.7	**15.4**	11.9	**210.0**	210.6
Goodwill amortisation	**(8.6)**	(8.0)	**(4.7)**	(4.4)	**(13.3)**	(12.4)
Group profit before interest and exceptional items						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**24.9**	27.7	**1.2**	0.3	**26.1**	28.0
Services	**0.9**	(0.2)	**9.8**	13.6	**10.7**	13.4
Systems	**0.8**	1.4	**(0.3)**	(6.4)	**0.5**	(5.0)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	186.0	190.7	**10.7**	7.5	**196.7**	198.2
Exceptional items						
Exceptional impairment of fixed assets - Services	**(3.1)**	-	**(38.3)**	-	**(41.4)**	-
Exceptional contract costs - Systems	**-**	-	**-**	(21.5)	**-**	(21.5)
Profit on disposal of business - Systems	**-**	-	**-**	8.0	**-**	8.0
	(3.1)	-	**(38.3)**	(13.5)	**(41.4)**	(13.5)
Group profit before interest						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**24.9**	27.7	**1.2**	0.3	**26.1**	28.0
Services	**(2.2)**	(0.2)	**(28.5)**	13.6	**(30.7)**	13.4
Systems	**0.8**	1.4	**(0.3)**	(19.9)	**0.5**	(18.5)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	182.9	190.7	**(27.6)**	(6.0)	**155.3**	184.7

3 Exceptional Items

Exceptional costs in the half year to 30 September 2002 related to a £41.4m charge for the impairment of fixed assets in Severn Trent Services; the impairment was determined in accordance with FRS 11 "Impairment of fixed assets and goodwill". The impairment restates the relevant assets to value in use using a pre-tax discount rate of 10%. £37.8m of this impairment charge was a write down of goodwill, the remaining £3.6m was a write down of tangible fixed assets.

Exceptional items in the half year to 30 September 2001 were a net charge of £13.5m. This represented a £21.5m exceptional charge in respect of CIS-Open Vision contracts in the USA, offset by a £8.0m profit from the disposal of Stoner Associates. The full year exceptional charge in respect of these CIS-Open Vision contracts for the year ended 31 March 2002 was £25.0m (£3.5m charged in the second six month period).

4 Taxation

	Six months ended 30 Sept 2002 £m	Six months ended 30 Sept 2001 £m
Current tax		
UK corporation tax at 30%	**15.4**	7.8
UK corporation tax prior year	**(3.0)**	(2.4)
Double tax relief	**(0.4)**	(0.3)
Overseas tax	**1.5**	1.5
Share of tax charges of joint ventures and associates	**0.7**	0.5
	14.2	7.1
Deferred tax	**28.8**	34.1
	43.0	41.2

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Six months ended 30 September 2002		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**33.8**	**343.2**	**9.8**
Effect of dilutive options	-	1.4	-
Diluted earnings per share	**33.8**	**344.6**	**9.8**
Adjusted earnings per share			
Basic earnings per share	**33.8**	**343.2**	**9.8**
Effect of:			
Exceptional impairment of fixed assets	41.4	-	12.1
Exceptional profit on disposal of business	-	-	-
Exceptional contract costs	-	-	-
Deferred tax	28.8	-	8.4
Adjusted basic earnings per share before exceptional items and deferred tax	**104.0**	**343.2**	**30.3**
Diluted earnings per share	**33.8**	**344.6**	**9.8**
Effect of:			
Exceptional impairment of fixed assets	41.4	-	12.0
Exceptional profit on disposal of business	-	-	-
Exceptional contract costs	-	-	-
Deferred tax	28.8	-	8.4
Adjusted diluted earnings per share before exceptional items and deferred tax	**104.0**	**344.6**	**30.2**

	Six months ended 30 September 2001		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	63.0	342.8	18.4
Effect of dilutive options	-	1.7	(0.1)
Diluted earnings per share	63.0	344.5	18.3
Adjusted earnings per share			
Basic earnings per share	63.0	342.8	18.4
Effect of:			
Exceptional impairment of fixed assets	-	-	-

Exceptional profit on disposal of business	(8.0)	-	(2.3)
Exceptional contract costs	21.5	-	6.3
Deferred tax	34.1	-	9.9
Adjusted basic earnings per share before exceptional items and deferred tax	110.6	342.8	32.3
Diluted earnings per share	63.0	344.5	18.3
Effect of:			
Exceptional impairment of fixed assets	-	-	-
Exceptional profit on disposal of business	(8.0)	-	(2.3)
Exceptional contract costs	21.5	-	6.2
Deferred tax	34.1	-	9.9
Adjusted diluted earnings per share before exceptional items and deferred tax	110.6	344.5	32.1

6 Interim Dividend

The Board has declared an interim dividend of 17.34p per ordinary share (2001: 17.34p) to be paid on 7 April 2003 to shareholders on the register at 20 December 2002. The shares will be traded 'ex-dividend' with effect from 18 December 2002.

The cost of the interim dividend amounts to £59.6m (2001: £59.5m).

7 Pensions

Given the significant fall in equity values, it is appropriate to provide an update to the position of the group's defined benefit pension schemes. On an FRS17 basis, as at 30 September 2002, the estimated overall net position of the group's defined benefit pension schemes is a deficit of approximately £220m, as compared to a net surplus of approximately £30m as at 31 March 2002, (in both cases before amounts deemed irrecoverable and deferred tax). As at 30 September 2002 the group's defined benefit pension schemes had total assets of approximately £760m of which around 68% was invested in equities.

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations, which were in surplus overall, to determine the pension charge in the group's accounts. The SSAP24 charge continues to be derived on this basis until the next formal actuarial valuation. Thus, notwithstanding the fall in equity values, this principle has been followed in determining the group's pension charge for 2002/03.

For further information on the group's pensions and retirement benefits, see the group's Annual Report and Accounts.

8 Analysis of net debt

	30 Sept 2002	30 Sept 2001	31 March 2002
	£m	£m	£m
Cash at bank and in hand	**36.7**	13.1	28.9
Short-term deposits	**42.2**	73.7	19.1
Overdrafts	**(28.5)**	(33.6)	(31.2)
Debt due within one year	**(502.9)**	(406.0)	(443.6)
Debt due after one year	**(1,467.5)**	(1,524.7)	(1,521.3)
Finance leases due within one year	**(4.4)**	(3.4)	(4.7)
Finance leases due after one year	**(455.7)**	(448.4)	(458.9)
Net debt	**(2,380.1)**	(2,329.3)	(2,411.7)

9 Reconciliation of operating profit to operating cash flows

	Six months ended 30 Sept 2002	Six months ended 30 Sept 2001
	£m	£m
Operating profit	**150.2**	171.9
Depreciation charge	**144.2**	141.5
Amortisation of goodwill	**13.3**	12.4
Exceptional impairment of fixed assets	**41.4**	-
Profit on sale of tangible fixed assets	**(1.5)**	(1.6)
Deferred income received	**-**	0.2
Deferred income written back	**(2.6)**	(2.0)
Provisions for liabilities and charges	**8.0**	23.2
Utilisation of provisions for liabilities and charges	**(16.3)**	(10.2)
Movement in working capital	**37.6**	12.2
Net cash inflow from operating activities	**374.3**	347.6

10 Interim Statement

The interim report and accounts were approved by the Board of Directors on 10 December 2002. Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

11 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable,

speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Independent review report to Severn Trent Plc

Introduction

We have been instructed by the company to review the interim financial information which comprises the group profit and loss account, the group balance sheet, the group cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. The report has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other

purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
Birmingham
10 December 2002

ENDS